UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

NOTICE OF POSTAL BALLOT

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with copies of the following information concerning the Notice of Postal Ballot (the “Notice”), which seeks shareholder approval for items that were approved by the Board of Directors (the “Board”) on October 13, 2020. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On October 17, 2020, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange that it is sending the Notice to equity shareholders and holders of American Depositary Shares (the “ADSs”). A copy of such letter to the stock exchanges is attached to this Form 6-K as Item 99.1.

The Notice, which is enclosed with such letter, includes a resolution relating to the buyback of equity shares. The despatch of Notice, the explanatory statement setting out the material facts and reasons thereto and the Postal Ballot Form to the equity shareholders of the Company was completed on October 17, 2020.

On October 18, 2020, the Company informed the securities exchanges in India on which its securities are listed that it placed advertisements in certain Indian newspapers intimating completion of the despatch of the Notice, along with an explanatory statement. A copy of such letter to the stock exchanges, which enclosed a copy of the newspaper advertisements, is attached to this Form 6-K as Item 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal

Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: October 20, 2020

INDEX TO EXHIBITS

Item

99.1	Letter to the Stock Exchanges dated October 17, 2020.

99.2	Letter to the Stock Exchanges dated October 18, 2020.